Filed by SCBT Financial Corporation pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 of the
Securities Exchange Act of 1934
Subject Company: The Savannah Bancorp, Inc.
Commission File No. 000-18560

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                  Transcript of Joint Webcast of SCBT Financial Corporation (“SCBT”) and The Savannah Bancorp, Inc. (“SAVB”) on Wednesday, August 8, 2012.

Statements included in this webcast which are not historical in nature are intended to be, and are hereby identified as, forward looking statements for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934. SCBT Financial Corporation (‘SCBT”) and The Savannah Bancorp, Inc. (SAVB”) caution readers that forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from forecasted results.  Such risks and uncertainties, include, among others, the following possibilities: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement between SCBT and SAVB; (2) the outcome of any legal proceedings that may be instituted against SCBT or SAVB; (3) the inability to complete the transactions contemplated by the definitive merger agreement due to the failure to satisfy each transaction’s respective conditions to completion, including the receipt of regulatory approval; (4) credit risk associated with an obligor’s failure to meet the terms of any contract with the bank or otherwise fail to perform as agreed; (5) interest risk involving the effect of a change in interest rates on both the bank’s earnings and the market value of the portfolio equity; (6) liquidity risk affecting the bank’s ability to meet its obligations when they come due; (7) price risk focusing on changes in market factors that may affect the value of traded instruments in “mark-to-market” portfolios; (8) transaction risk arising from problems with service or product delivery; (9) compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; (10) strategic risk resulting from adverse business decisions or improper implementation of business decisions; (11) reputation risk that adversely affects earnings or capital arising from negative public opinion; (12) terrorist activities risk that results in loss of consumer confidence and economic disruptions; (13) economic downturn risk resulting in deterioration in the credit markets; (14) greater than expected noninterest expenses; (15) excessive loan losses; (16) potential deposit attrition, higher than expected costs, customer loss and business disruption associated with the integration of Peoples Bancorporation and The Savannah Bancorp, Inc., including, without limitation, potential difficulties in maintaining relationships with key personnel and other integration related-matters; (17) the risks of fluctuations in market prices for SCBT stock that may or may not reflect economic condition or performance of SCBT; (18) the payment of dividends on SCBT is subject to regulatory supervision as well as the discretion of the SCBT board of directors; and (19) other factors, which could cause actual results to differ materially from future results expressed or implied by such forward looking statements.

In connection with the proposed merger transaction, SCBT will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of SAVB, and a Prospectus of SCBT, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about SCBT and SAVB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by directing a written request to either SCBT Financial Corporation, P. O. Box 1030, Columbia, SC 29202, Attention: Richard C. Mathis, Executive Vice President and Treasurer, or The Savannah Bancorp, Inc., 25 Bull Street, P. O. Box  188, Savannah, GA  31402, Attention:  Michael W. Harden, Jr., Chief Financial Officer.

SCBT Financial Corporation, The Savannah Bancorp, Inc., and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SCBT and SAVB in connection with the merger.  Information about the directors and executive officers of SAVB and their respective ownership of SAVB common stock is set forth in The SAVB’s most recent proxy statement as filed with the SEC, which is available at the SEC’s Internet site (http://www.sec.gov) and at SAVB’s address above.  Information about the directors and executive officers of SCBT Financial Corporation is set forth in SCBT’s most recent proxy statement filed with the SEC and available at the SEC’s internet site and from SCBT at the address set forth above.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

PARTICIPANTS:

Robert R. Hill, Jr. — President, Chief Executive Officer, & Director, SCBT Financial Corporation

John C. Pollok — Senior Executive Vice President, Chief Financial Officer, & Chief Operating Officer, SCBT Financial Corporation

John C. Helmken — President, Chief Executive Officer, & Director, The Savannah Bancorp, Inc.

ANALYSTS:

William Wallace — Raymond James & Associates

Mac Hodgson — SunTrust Robinson Humphrey

Kenneth James — Sterne, Agee & Leach, Inc.

TRANSCRIPT:

Donna Pullen:

Thank you for calling in today for the SCBT Financial Corporation Analyst call. We would like to remind you that we’ll be in a listen-only mode for the first part of the call. Then we will open the line for questions.

Now we’ll turn the call over to John Pollok, Chief Financial Officer and Chief Operating Officer for SCBT Financial Corporation.

John Pollok:

I would like to thank everyone for joining us today and for your interest in our company. As you saw in the press release from earlier this morning we have some exciting news to share with you on our call today.

Before we begin I would like to remind everyone of the Safe Harbor Standard that was published with this morning’s release as well as the full discussion of the Company’s risk factors as included in the SEC filings. During our call we refer to our investor presentation which can be found on our Web site at www.sbctonline.com under the Investors Relations tab. At the end of the call we will take questions from the research analyst community.

On our call today we have Robert Hill, President and Chief Executive Officer SCBT Financial Corporation and John Helmken, President and CEO of The Savannah Bancorp.

I will now turn the call over to our President and CEO, Robert Hill.

Robert Hill:

I appreciate everybody dialing in today and look forward to telling you something about our announcement this morning. We’re really pleased to announce the acquisition of Savannah Bancorp. It’s clearly the premier banking franchise in the Savannah MSA.

This acquisition has both strategic and financial strong strategic and strong financial impact for SCBT.  And it also meets all of our predetermined M&A strategic plan requirements that we have laid out several years ago.

So I’m going to go through a number of the pages of the slides, if you would start with me on page three.  The pro forma company will end up having 87 offices and $5.3 billion in assets in the Carolinas and Georgia.  The Savannah market is an adjacent market to our existing footprint where we were already right on the Georgia South Carolina line.  So this takes us on across that line with our greater Hilton Head market.

So we were very familiar with the marketplace that the Savannah Bancorp operated in.  Two of their offices are also in Savannah which creates some good synergies for the combined companies and nine offices are in the greater Savannah MSA.

So this is an acquisition that’s very consistent with our announced strategy of building a regional bank east of Atlanta and into the Carolinas.  Looking over at page four, a little bit about the market itself.

One of the more appealing parts of this transaction and the way I describe the Savannah market is diverse.  Obviously it’s coastal which has created some of the credit challenges that they’ve encountered, but it’s a very diverse market with education, healthcare, military, tourism and manufacturing all dominating the marketplace, with one key differentiator being the Savannah Port.

The Savannah Port ranks second as the second largest exporter in the country and also the fourth largest shipping capacity in the U.S.  And all that has really created very strong demographics.  SCBT’s existing demographic footprint is strong both in population growth rate and household income growth rates but this transaction it really is a strong net positive to our existing strong demographics with projected population growth of 6.6 percent and a projected household income growth at 24.6 percent, significantly moving past SCBT and national averages.  So all in all, Savannah is just a great market with excellent long-term potential.

Let me touch on Savannah Bancorp a little bit on page five.  Savannah Bancorp operates three banking — two banking subsidiaries, the Savannah Bank and Bryan Bank and Trust.  They also have a registered investment advisor that was started in the ‘30s and it’s a very important part of this acquisition.  And John will touch on it a little bit more later, but on a combined basis now, between Minis Company, which Savannah owns, and SCBT’s existing wealth franchise, we’ll have $1.6 billion in assets under management.

The company itself is $952 million in assets.  It does have a somewhat elevated NPA level which, because of that, we took a very strong and deep dive looking at the credit portfolio and John will touch on the details of that in a moment.  They have a good net interest margin.  Much of their margin is driven because there is a good strong core deposit base in this company with $117 million in non-interest DDA and about 35,000 customers.

This really moves the needle for us in terms of market share.  As you — as we’ve talked many times being top five in market share is a very important aspect of our M&A strategic plan and the combined counties that we serve we were number eight prior to this transaction with Savannah Bancorp.  We will move to the number three spot and actually we’ll be right on the heels of Sun Trust and Wells Fargo who are number one and number two.

Going over to page six, talking a little bit about the transaction rationale as I mentioned partially was strategic, partly was financial, and I will tell you that both are compelling.  I’ve touched on some of the strategic already so I’m just going to move to the financial piece.

This transaction will be accretive to tangible book value within less than three years.  It’s going to have an immediate double-digit EPS accretion impact with the projected EPS impact of 40 cents to operating earnings in 2013.

As I mentioned the partnership meets our highly selective M&A criteria.  Criteria that includes some of the five — we basically paid five to six times the pro forma earnings for the company, less than 5 percent tangible book value dilution and incremental EPS impact on the newly issued shares of just about, just over $7.00 a piece and an 18 percent IRR based on a 12 times terminal multiple.  So very strong strategically, an excellent market and obviously very strong financially.

We also wanted to make it as low risk as possible by doing a deep dive on the credit and we did do that.  And we have a very conservative credit mark of 11-1/2 percent on the portfolio.  One of the things that’s not included in our model are any revenue synergies.  We feel like they’re significant — their mortgage platform retail, wealth, commercial, private banking all offer exceptional opportunities for revenue growth.

I’ll turn it over now to John Helmken and John will touch on some of the benefits to SAVB stakeholders and what I would say here is when we talk to banks that we will potentially acquire we always start off, it’s got to be good for both.  It’s got to be good for our shareholder and it’s good for theirs.  And we feel like in this case we certainly made that happen with strong EPS accretion and very little balance, negative balance sheet impact for our shareholders and John will touch on some of the benefits for his.

John Helmken:                                    Thank you, Robert.  Turning to page seven, you can see that this is obviously a transaction that, that benefits the three most important groups of stakeholders for our company, our shareholders, our customers and our employees.  For our shareholders this will immediately unlock the value of our Savannah Bancorp stock that they have and as we transfer into the South Carolina Bank and Trust Financial Corporation holdings the opportunities for improved shareholder return we feel potentially are significant.

Obviously given the — the trading volumes and the SCBT stock liquidity of the currency created for the SAVB shareholders in the transaction are something that, that gets us excited and then of course looking at the consistent dividend that SCBT has paid and the benefit to shareholders of that is something that, that I know everyone readily will embrace.

For our customers, as Robert mentioned earlier, over 35,000 in number, they will enjoy the benefits of a larger footprint and enhanced products and services we’ll be able to continue the same community banking model that they’ve enjoyed for the past 22 years from a high touch relationship style banking.  As I mentioned the products and services enhancement is some, certainly something that both our customers and our employees can get excited about as they continue to strive to meet the financial needs of our customers and clients.

And then of course an expanded branch network across three states which on a combined basis will be 87 branches.  And — and certainly not last but not least, wonderful group of employees joining a wonderful group of employees, one of Forbes 100 most trustworthy companies and certainly compatible in business cultures.  SCBT Financial understands how we do what we do and why we’ve been successful in doing that, minimal branch overlap will result in superior retention of a great team of bankers and, finally, lets us do what we want to do and that’s be on the offensive.  With that — turn it over to John Pollok.

John Pollok:                                                    Thank you, John.  I appreciate it.  Appreciate everybody joining us today.  I’m going to spend a few minutes talking to you about the transaction terms and a little bit about our due diligence and a few other things to wrap up before we go back to questions.  But, the transaction value is $67.1 million.  We have a fixed exchange ratio of .2503.  This price, the pricing of the $67 million was based on the close from last night of SCBT stock at $37.21.

We’ll be issuing a little over 1.8 million shares in the transaction.  Our price of tangible book value is based on their 03/30/12 tangible book value.  So that was $11.08.  We’re not going to need any additional capital to do this transaction.  As you know, we typically buy companies and then we shrink them and we believe that there’s about $200 million in assets that we’ll be able to shrink down in the transaction.

And then we plan to close this transaction hopefully in the fourth quarter of this year.  You know on the financial impact we’ve tried to lay out some assumptions for you and I’m going to spend a little bit of time on a few of these.  On the credit mark I’m going to get another slide for you in a minute and go into great detail.  But as Robert mentioned the gross credit mark is a little over 11, about 11-1/2 percent.

We’ve got cost savings of about 35 percent.  This represents about $9-1/2 million in cost saves that we feel like we’ll be able to get.  Ninety percent of that will be realized in 2013 and then 100 percent thereafter.  As Robert mentioned earlier, we don’t have in our projection any revenue synergies.  And we see two really big ones to start off with that I do want to spend some time on the first one being mortgage.  Savannah Bancorp in their mortgage platform they are on a brokered platform.

It’s a, a fairly vanilla mortgage platform that they’ve been using but they have top five market share in both of the counties they serve on the mortgage side.  There’s about $1-1/2 billion in mortgage activity in their markets and one of the great things that we see with our full service platform that we have in place, we see a significant enhancement on the income side as we layer that in.  And then obviously the RIA will have a huge impact in our wealth management area.  If you look at our capital ratios, at the bottom of the page, still extremely healthy on a pro forma basis.

You can see our tier one leverage will be around 8.40 and then our TC will still continue to be over 7 percent.  So we still have plenty of capital on our balance sheet to continue the journey forward and still room to do more mergers and acquisitions if, if necessary.  Let’s spend a minute on our credit due diligence.  Joe Burns our chief credit officer and chief risk officer and his team have done a phenomenal job on the due diligence side on the credit side.  As you can see from this slide, we reviewed over 1,100 loans and OREO files which represents about 82 percent of the portfolio.

All loans over $150,000 were reviewed.  And if you go to the right side of this slide, you can see a breakdown of the credit mark between loans and OREO.  And then we gave you cumulative losses with the credit mark since the end of 2007.  So cumulative losses with the mark is over, over 19 percent.  So we feel really good about the credit mark that we’ve put on there so we can move forward and get back to growing, growing loans organically down there.

As Robert mentioned earlier, Minis & Company is a big piece of this transaction for us.  Minis & Company was actually established back in the 1930s.  Savannah Bancorp acquired Minis in 2007.  And the Minis family actually came into Savannah in the late 1700s, so this company has very, very deep roots and is a very attractive piece of this transaction.  At South Carolina Bank and Trust today we do not have an RIA.  And this will really complement what we’re trying to do on the wealth management side.

And in Savannah what we’re going to be able to bring to the table is a full service brokerage unit which will help complement what they currently have.  So as Robert mentioned earlier, combined assets under management will now be over $1.6 billion and this really begins to put a tremendous amount of scale inside our company.  On the right side of this transaction, we tried to give you some comparable transactions, looking at assets, companies that have sold and we really used the deal value of assets under management and gave you a few statistics there to try to help you value this piece of the franchise.

Before I turn it back over to John, I just wanted to summarize a few things for you.  We’re very excited about this transaction.  I think as you think — as we look forward putting these two companies together when you look at Savannah we have now removed the credit risk for them to allow them to get back to really growing the loans and not worrying about the credit risk in the portfolio.

They have an excellent management team.  Last night we spent a fair amount of time with their employees and got to know them really, really well and are very excited about the team that John has down in Savannah.  This company has over $117 million in non-interest DDA.

We’re able to get dominant market share with great demographics and it’s highly accretive with minimal tangible book value and will be a major driver of our organic growth as we move forward.

We gave you the map so you can kind of see where it fits into our footprint from Savannah all the way up to Charleston. And with that John I’ll turn it back to you.

John Helmken:

Thank you, John and Robert. I’d like to express the Savannah Bancorp’s enthusiasm for this transaction. Our board management team has admired and respective — respected SCBT as a competitor and peer for many years.

And it’s now our pleasure to bring that same admiration and respect to a partnership that joins our two like-minded management teams and our cultures together. We think that certainly this synergy is similar values towards employees, customers, our communities and our shareholders aligned so well that putting our two companies together is just more powerful as one.

Our board of directors has unanimously supported this merger, the prospects for the partnership, and what this means to our banks, our customers and our shareholders. And we look forward to completing this transaction and are excited about the opportunities this partnership provides.

John Pollok:	Thank you, John. We’d now like to open the line for questions.

Operator:

Thank you. Ladies and gentleman, if you have a question, please press star then one on your touchtone phone. If your question has been answered and you wish to remove yourself from the queue, you can do so by pressing the pound key.

Again, if you have a question, please press star then one on your touchtone phone. You have a question from William Wallace of Raymond James. Your line is open.

William Wallace:	Thanks, good afternoon, gentlemen.

Robert Hill:	Good afternoon.

William Wallace:

I’m interested in the opportunity provided by the Minis Business. I guess the first question is and I apologize for not being extremely savvy on all of the different aspects of the business but how scalable is that business to the SCBT platform and all the other markets that SCBT serves and what can Minis add outside of Savannah?

Robert Hill:	Wally, this is Robert. I tend to think it’s pretty significant. You know we’ve had trust — traditional trust operation for years but you may remember, I remember, over the last five, six,

seven years we have hired and carved out several wealth management teams from large competitors and begun to build our infrastructure in-house.

So kind of at the same time obviously Savannah Bank was doing that and we were doing that, and so we’re in and of ourselves kind of in the early stages of this. So they bring some infrastructure that we were going to have to build anyhow that we can really accelerate the growth our wealth area in our existing markets in South Carolina and North Carolina and the other parts of Georgia that Savannah Bank’s not in.

So we’re — it was a meaningful part of this transaction. Obviously there’s not — there’s goodwill that comes with that piece. There’s not physical assets. So you know it does impact a little bit of the goodwill aspect.

But we feel like that it’s a really meaningful part to bolt onto our company and to get to a billion six we felt for a long time we needed to get well in excess of a billion dollars to really drive the earnings and have the scale and scope of a wealth platform. And this takes us well in excess of the billion dollar mark.

And our existing markets have their fair amount of opportunities because many of the wire house firms and large banks continue to move up the dollar amount of which you get personal attention on the wealth management side. So we’re able to really carve out a niche below that those people are going after and drive a lot of additional business.

William Wallace:	OK and then as far as your financial expectations the numbers presented in your slides don’t consider any of that ability to leverage their expertise across the rest of your platform.

Robert Hill:	Yes, we have you know we have not — that’s correct. We have not put any of that into our pro forma expectations for the numbers that we’ve outlined today.

William Wallace:	OK.

John Pollok:

Along with mortgage. We didn’t put any of the mortgage numbers that would be in there too, I think, Wally, the way to think about it is what the RIA piece does for us is a lot of that we have to outsource and now we’re able to bring that internally and save that cost.

William Wallace:	OK, is that included in the …?

John Pollok:	No, no.

William Wallace:	OK so there can be some potentially meaningful upside then from Minis and potentially the mortgage business as well?

Robert Hill:	That’s right. You know there’s — there are more meaningful efficiencies and there are also very meaningful revenue opportunities in the Minis area.

William Wallace:	OK.

Robert Hill:

None of which are baked into any of the numbers that we’re giving you today. We’re going to take our you know obviously this is new to the folks in both of our companies and so we will explore between now and closing how that — what those opportunities are and deliver more of that information as it — it’s more clear to us.

William Wallace:

OK, and then on the cost save side I look at your pro forma branch map and it looks like there could potentially be two branches that you might consolidate. Is that — have you identified branch consolidation as part of the cost saves that you’ve highlighted?

John Pollok:

We, obviously when you look at the Hilton Head market we have some offices there, they have some offices there. So yes, Wally, we’ll have some branch consolidation in Hilton Head. And we’re still in the process of reviewing those other markets so — but today we know we’ll have some consolidation in the Hilton Head market.

William Wallace:

OK and then the last question before I let somebody else hop on of the roughly $740 million loan portfolio at Savannah how much of that you think you know you would keep? Kind of what would you consider core loans that you’d like to keep after you carve out the PCI part? I know you’re probably early in that but rough estimate.

John Pollok:

Well, obviously we’re early. I think if you go and you look at their loan portfolio today, so you know one of the things that we put in the attachment for you, you know, if you look at their C&D book, it makes up about 15 percent. Obviously we’re going to have to bring that number down. That’s before the mark and so you know kind of on the surface today we feel like on the loan portfolio there is a $600 million to $650 million kind of core bank there, but Wally, still got a lot of work to do.

William Wallace:	Sure. I understand. OK, guys, I’ll let somebody else hop on. Thanks for your time.

John Pollok:	Thanks Wally.

Robert Hill:	Thanks Wally.

Operator:	Thank you. Your next question is from Kenneth James of Sterne Agee & Leach. Your line is open.

Kenneth James:	Good morning, gentlemen.

Robert Hill:	Good morning.

John Helmken:	Good morning.

John Pollok:	Hey, Ken.

Kenneth James:

Congratulations on the deal. I think you just answered my first question which was $200 million of assets you’ve identified that could get you know shrunk and I was looking you know NPAs and liquidity are almost $150 million. So I guess the rest of that is C&D mix maybe shrinkage you anticipate or how should I think about the…

John Pollok:

Well, I think obviously the loan book — and this is John — the loan book is going to take some time but when you get in there and look at FHLB advances, if you look at their CD book, you know one of the things that we gave you in the supplement Kenneth, if you go back to looking at the deposit composition, you will see like with many of the companies that we bought. If you focus in the CD book, you can see where the cost of funds is there. You compare it to what we have. So we’ll have some shrinkage there also.

Kenneth James:	OK, great.

Robert Hill:

Hey Kenneth, this is Robert. Just one other comment is the, on page nine the pro forma capital ratios that we gave you, that is at close. That’s not assuming any of that shrinkage takes place. So those capital ratios are before the balance sheet shrinks.

Kenneth James:

OK, great. Great. And then kind of just on the cost saving, I’m anticipating it’s mostly you know corporate overhead and redundancies of data processing. There are not a lot of personnel I guess or branches that we’re looking at here.

John Pollok:

Kenneth, this is John again. As I mentioned earlier if you look at the Hilton Head we do have some consolidation there and we’ve got a couple of offices across the street from each other. So that obviously is a piece. This is a two bank holding company. So they have two separate charters. We will obviously not have two separate charters. It will become a division of SCBT.

And when you think about cost savings, if you look at their 2011 run rate, they had a little over $26 million in non-interest expense. If you annualize year-to-date it’s about $29 million annualized. And so we use a $27 million non-interest expense and 35 percent of that is about $9-1/2 million.

Kenneth James:

OK, thanks, very helpful. And then I apologize if I missed this in your first minute of opening remarks, but can you comment on the — I guess kind of the negotiation process. Was this a negotiated deal or was this I guess more of a competitive situation?

John Helmken:

This is John Helmken. And you know we at Savannah Bancorp or the Board management for well over a year have been considering the strategic options that are, that have been available to us and certainly one of the alternatives that we needed to and in fact considered was partnering with a strong partner.

We had talked to other banks and interested parties throughout that part of the process, in consideration of a partnering alternative as one of the options. As we continued through that process one thing just came, you know, kept coming to the top and to the forefront, and that was consideration of a partnership with SBCT Financial.

You know, I think it’s pretty clear that SCBT is the acquirer of choice in the Carolinas and Georgia and with like minded cultures and values and opportunities for shareholders, customers and employees that I referenced previously, you know, it got us to the point where we are making this announcement today and are excited about closing this transaction in November.

Robert Hill:

And Kenneth, this is Robert. I’ll just add one thing, which is you know we’ve been — well, we’ve known John and Savannah Bancorp for years. We have a correspondent relationship and we’ve known the bank for a long, long time and have known John for a long time. And, you know we had conversations that began almost a year ago and have just kind of worked through the process over a pretty extended period of time.

Kenneth James:	OK, gentlemen. Thank you. Thank you very much.

Operator:	Again if you have a question, please press star then one on your touchtone phone. We have a question from Mac Hodgson of Suntrust Robinson. Your line is open.

Mac Hodgson:	Hey, good afternoon and congratulations.

John Pollok:	Thank you, Mac.

Robert Hill:	Thank you.

Mac Hodgson:

Just a couple of questions. Robert, maybe, I’m curious if SCBT has historically been lending much in the Savannah market. Or has it really just been Hilton Head? Just curious what sort of history you guys have there.

Robert Hill:

You know we have in Beaufort and Jasper County, you’ve got a lot of people who kind of work and commute and kind of go both ways since, I mean it’s almost one, even though there is a state line. It’s almost one market in many respects. But I would say in the Savannah proper market, very little lending historically just because we didn’t have a branch presence.

And we tend to, when we tend to lend, we tend to stick close to home. We don’t go too far afield. So we certainly bank — have customers that are going to be mutual customers. We have customers that are going to commute into the Savannah market and vice versa.

But we don’t do a lot of direct lending into the Savannah market today.

Mac Hodgson:	Got you. And the plan is to keep the Savannah bank name and make it a division. Is that right?

Robert Hill:	Yes the plan will be to continue to operate Savannah bank for the foreseeable future as continuing to operate as the Savannah bank.

Mac Hodgson:

OK, got you. And maybe if you could give some more color again back on the mortgage side. So you mentioned that they’re currently a broker mortgage platform. Is that where if they have a mortgage opportunity they refer it to a third-party and get a referral fee.

John Pollok:

Mac, this is John. Yes, the brokerage piece is kind of like the first step getting in to mortgage. So for example when they originate a mortgage loan, if they were to sell it to Suntrust that loan would close in Suntrust’s name. So they don’t have mortgage processors. They don’t have mortgage closers there. They have a fairly generic platform on the mortgage side, basically vanilla 30-fixed and 15-fixed loans.

Our platform as we’ve mentioned in the past is we’re number five in market share in South Carolina. We have all of our own underwriters. We’re able to basically sell to really any company that we want to today to sign up. And so we have complete control of our process. And we’re able to basically pull their mortgage volume in and what we’re excited about they’ve already got top five in market share and we’ll be able to wring some of that cost out of that and take care of that ourselves.

So it’s going to be a significant shift on the fee income that we’re able to generate from what they have. They had about $75 million in production when you go back and look at 2010. If you go out to SNL and look at the market share that’s out there, you can kind of see where they rank. So we see a very significant opportunity on the mortgage side and again, as Robert had mentioned on the RIA, we do not have any of that in our pro forma financials today.

Mac Hodgson:	OK, great. And, Robert, you mentioned 40 cents of operating EPS in 13, was that a 40 cent increase in operating EPS?

Robert Hill:	Yes.

Mac Hodgson:	OK.

Robert Hill:	That’s correct.

Mac Hodgson:

OK, got you. And then maybe just lastly, comment on appetite for additional opportunities. I think, John, I think you mentioned you have the capital to do more deals. I would assume you guys might, might wait a bit or do you feel like you, you could do another transaction before this one is closed and fully integrated?

Robert Hill:

Well you know we’ve kind of said that you know we’re on the path at looking right now at somewhere around two a year that makes sense. We’re not; we don’t feel boxed into that timing in any way whatsoever. Our primary goal will be to, obviously, to execute on the Savannah Bank transaction but there continue to be a lot of conversations and what — we’ll just, we’ll just do what’s right for our shareholders and do what we have the capacity to do and handle. This is a franchise that’s fairly close to us.

It’s not logistically going to be that, that big a mountain to climb to integrate this. We’ve integrated a billion dollar bank just 24 months ago. So we’ll take some time. We will stay focused on it. But I wouldn’t say this takes us permanently out of the market for any extended period of time.

Mac Hodgson:	OK, great. Thank you.

Operator:	Thank you. There are no further questions at this time. I’d like to turn the conference over to Mr. John Pollok for any closing remarks.

John Pollok:	Thank you for calling in today and that concludes our call.

Operator:	Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program. You may now disconnect. Have a wonderful day.